

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

August 13, 2019

Paul Kim
Chief Operating Officer
Blockchain Industries, Inc.
1632 First Ave.
New York, NY 10028

> **Re: Blockchain Industries, Inc.**
> **Amendment No. 1 to Form 10-K for Fiscal Year Ended April 30, 2018**
> **Filed June 24, 2019**
> **File No. 0-51126**

Dear Mr. Kim:

We issued comments on the above captioned filing on July 11, 2019. On July 26, 2019, we issued a follow-up letter informing you that those comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps include releasing publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Please contact Yolanda Guobadia at (202) 551-3562 or me at (202) 551-3344 with any questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products